Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
SUPPLEMENT NO. 10, DATED FEBRUARY 1, 2012,
TO THE PROSPECTUS, DATED AUGUST 15, 2011

Monthly Pricing Supplement
(unaudited)

On February 1, 2012, our net asset value (“NAV”) per retail share is $9.04. As of the date hereof, we have no institutional shares outstanding.

The following sets forth the calculation of NAV for the retail shares:

Net Asset Value as of January 5, 2012:	N/A

Net Assets as of February 1, 2012:
Real Estate Properties, at Fair Value	$3,418,025.00
Non-Real Estate Assets(1)
Cash and Cash Equivalents	155,215.60
Accrued Rental Income	11,676.82
Prepaid Organizational and Other Costs	2,759,699.92
Total Net Assets	6,344,617.34
Liabilities
Financing	1,647,192.95
Other Liabilities(1)	2,452,067.43
Total liabilities	4,099,260.38
Net Asset Value	$2,245,356.96

(1)	As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining Net Asset Value. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The Real Estate Properties have initially been valued at cost. After such initial valuations, the value of the Real Estate Properties will be determined based in part on the valuations performed by Duff & Phelps, LLC, an independent valuation firm retained by us, which will be performed on each property at least one calender quarter after its acquisition. Based on historical operations, the value of the Real Estate Properties represents an 9.10% capitalization rate.

Monthly Adjustment and Calculation of NAV

Retail Shares

	NAV
Net Asset Value for Retail shares as of January 5, 2012:	$0.00 ($9.00	)(4)
Share Purchases and Redemptions for the month of February 2012:
Share Purchases	2,236,363.86
Share Redemptions	—
Activity for the month of February 2012:(2)
Accrual of Portfolio Revenue	11,909.81
Accrual of Asset Management Fee	—
Accrual of Other Expenses(3)	(2,005.22)
Accrual of Organizational and Offering Expenses	(911.49)
Change in NAV due to Gains (Losses) (Realized and Unrealized) on Assets and Liabilities subsequent to January 5, 2012
Ending NAV on February 1, 2012 (per retail share)	$2,245,356.96 ($9.04)

(2)	The beginning NAV and the monthly activity for January 2012 have been allocated between the institutional shares and the retail shares in proportion to the NAV of the institutional shares and the retail shares on the corresponding NAV date. There are no institutional shares outstanding as of the date hereof.
(3)	Other Expenses, consist of all of our operating and administrative expenses, other than asset management fees and organizational and offering expenses.
(4)	The NAV as of January 5, 2012 shown is based on the per share purchase price because January 6, 2012 is the first date in which the Company is calculating an NAV.

The NAV per share for a particular day can be found on our website at www.arcglobalnav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

Below is the NAV per share for the retail shares for each day subsequent to our last pricing supplement. We have no institutional shares outstanding. The purchase price per institutional share is $9.00.

Date	NAV per retail share
January 6, 2012	$ 9.00
January 9, 2012	$ 9.01
January 10, 2012	$ 9.01
January 11, 2012	$ 9.01
January 12, 2012	$ 9.01
January 13, 2012	$ 9.01
January 17, 2012	$ 9.02
January 18, 2012	$ 9.02
January 19, 2012	$ 9.02
January 20, 2012	$ 9.02
January 23, 2012	$ 9.02
January 24, 2012	$ 9.02
January 25, 2012	$ 9.03
January 26, 2012	$ 9.03
January 27, 2012	$ 9.03
January 30, 2012	$ 9.03
January 31, 2012	$ 9.03
February 1, 2012	$ 9.04